ZEN Graphene Solutions Scaling Up Graphene Production

Thunder Bay, ON - March 26, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN) has commenced scale-up and engineering studies on processes for the production of Albany Pure ™ Graphene products at the Company's research and development facility in Guelph, Ontario. The priority is to increase graphene production in anticipation of future demand as the Company launched graphene product sales in early March 2020. ZEN will also commission the recently purchased purification autoclave to commence the production of high-purity Albany graphene precursor material.

ZEN's graphene products will now all have the Albany Pure ™ Seal of Authenticity which represents that the material was sourced from unique Albany Graphite and meets the Company's high-quality standards. Albany Pure ™ Graphene products can be purchased online at https://shop.zengraphene.com/.

The Company will be working with leading university researchers to help facilitate the GO process scale-up at its Guelph facility. The research and engineering team will also be developing and testing custom functionalized graphene formulations as requested by industrial collaborators for product performance enhancement.

The Company has also reviewed operational expenses and eliminated non-core expenditures in response to the COVID-19 Pandemic and its global economic fallout. This will ensure that scaled up graphene production operations can move forward while the Company remains focused on developing industrial partnerships. ZEN has also eliminated all business-related air travel for employees as well as in-person meetings until further notice.

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

For further information:

Dr. Francis Dubé, Chief Executive

Officer Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more on ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward Looking Statements

This news release contains forward-looking statements. More particularly, this news release contains statements concerning the acceptance of the engagement of Storyboard by the TSX Venture Exchange and the anticipated monthly fees payable to Storyboard. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.